Morgan Stanley Frontier Emerging Markets Fund, Inc.

522 Fifth Avenue

New York, NY 10036

July 15, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry L. Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Frontier Emerging Markets Fund, Inc.
File Numbers 811-22202 and 333-150859

Dear Mr. Greene:

Thank you for your comment letter dated June 12, 2008 regarding the registration statement on Form N-2 for Morgan Stanley Frontier Emerging Markets Fund, Inc. (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2008.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Fund’s registration statement, which will be filed via EDGAR on or about July 15, 2008.

General

Comment 1.          Please state in your response letter whether FINRA will or has reviewed the proposed terms and arrangements of the transaction involved in the registration statement.  In this connection indicate whether FINRA has reviewed the payments to the underwriter and dealers in connection with the sale of shares of the Fund as discussed under the caption “Underwriter” and whether FINRA has reviewed the marketing and structuring fee paid to Morgan Stanley & Co. Incorporated.  Indicate also whether FINRA aggregated such payments for purposes of determining compliance with FINRA guidelines on compensation limits.

Response 1:          The registration statement has been filed with FINRA and the marketing and structuring fee agreement will be filed with FINRA.  It is our understanding that FINRA routinely takes into consideration the value of the marketing and structuring fee (and similar fees), even though paid by the investment adviser and not the Fund, when determining compliance with FINRA guidelines on underwriter compensation.  The underwriter will obtain clearance from FINRA prior to the effective date of the offering.

Comment 2.          We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (“1940 Act”).

July 15, 2008

Response 2:          The Fund acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) of the 1940 Act and intends to comply with Rule 17g-1(g) by filing its fidelity bond electronically with the Commission.

Prospectus Cover

Comment 3.          The discussion appearing in the second through the fifth sentences in the large italicized paragraph is confusing and should be revised.  The disclosure on the one hand notes that a frontier emerging market country is an emerging market country even though not included in the MSCI Emerging Markets Index, and notes on the other hand that a frontier emerging market country need not be included in an index of frontier countries, like the MSCI Frontier Markets Index, to be considered a frontier emerging market.

Response 3:          The disclosure has been revised as follows:  A frontier emerging market country (or economy) is an emerging market country, as that term is used by the International Monetary Fund or the World Bank, which is not included in the MSCI Emerging Markets Index.  Capital markets in frontier emerging market countries have traditionally been difficult for foreign investors to enter, and/or their economies and capital markets are generally in the early stages of development.  Frontier emerging market countries may be located in, but are not limited to, the regions of Central and Eastern Europe, Ukraine/Commonwealth of Independent States, the Middle East, Africa, Asia, Latin America and the Caribbean.  For purposes of the Fund’s policies, a company is considered to be operating in a frontier emerging market country if (i) the principal trading market for its securities is in a frontier emerging market country, (ii) alone or on a consolidated basis it derives 50% or more of its annual revenues from goods produced, sales made or services performed in a frontier emerging market country or countries or (iii) it is organized under the laws of, or has a principal office in, a frontier emerging market country.

Comment 4.          The third column in the pricing table sets forth the estimated offering expenses of the offering.  In this connection, revise the table consistent with the Item 1 requirements (See Instruction 6 to Item 1, Form N-2).

Response 4:          The disclosure has been revised accordingly.

Prospectus

Comment 5.          The following underlined terms appear in the second paragraph of the discussion captioned “Prospectus Summary—Investment Objective and Policies.”  With respect to the first term, list the Fund’s principal equity investments and disclose in an appropriate location the heightened risk associated with the second term:  “The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in equity securities of companies operating in frontier emerging market countries.”  (Emphasis added.)

Response 5:          Equity securities may include common stock, preferred stock, rights, warrants, depositary receipts and limited partnership interests.  The disclosure has been revised accordingly.

July 15, 2008

Comment 6.          Disclosure later in the same paragraph discusses the Fund’s three pronged test for determining countries deemed to be frontier emerging market countries.  Issuers satisfy the definition if they meet any one of three prongs.  Please explain to the staff how the first and third prongs of the test necessarily tie an issuer economically to an emerging market country.

Response 6:          In the release proposing Rule 35d-1, the Commission recognized that the three prongs set forth in the Fund’s “economically tied” test are valid for determining whether issuers are operating in a particular country.  See Investment Company Act Release No. 22530 (Feb. 27, 1997).  We concur with the Commission’s view on this point.  With respect to the first prong, we believe that trading on a market in a country exposes an issuer’s stock price to those economic factors that would ordinarily affect the financial markets of a country, such as economic growth, interest rates and rates of inflation.  With respect to the third prong, we believe that the having a principal place of business or jurisdiction of organization in a particular country will ordinarily subject an issuer to laws and regulations of economic effect of that country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws.  Accordingly, we believe that satisfying either prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1.

We have added additional disclosure to clarify that a company could be deemed to be from more than one country under the current three-prong test.

Comment 7.          Other disclosure in the summary states the Fund will invest in strategic transactions, including structured notes, and that it will concentrate its investments in the banking industry.  As to these and similar investments by the Fund indicate whether they are or may be materially affected by the volatility in or stemming from, the turmoil in the sub-prime mortgage and credit markets, and if so, add appropriate risk disclosure.

Response 7:          We respectfully acknowledge the comment; however, we believe that no additional risk disclosure is necessary because mortgage lending is a relatively small business in the markets in which the Fund will invest.

Comment 8.          Revise the term “banking industry,” which appears in the third paragraph of this discussion, so as to refer to the “foreign banking industry,” or explain why that change would not be appropriate.

Response 8:          We respectfully acknowledge the comment; however, we believe that the suggested change is not appropriate because the Fund’s requirement to invest 25% or more of its total assets in the securities of issuers in the banking industry may not necessarily include only the Fund’s investments in equity securities of issuers operating in frontier emerging market countries because 20% of the Fund’s assets may be in securities of issuers operating outside frontier emerging market countries.

July 15, 2008

Comment 9.          Revise and clarify the first sentence of the fifth paragraph.  In that connection, make the indicated change to the following clause from that sentence:  “. . . for purposes other than maintaining exposure of at least 80% of the Fund’s net assets to equity securities of companies operating in frontier emerging market countries, other types of investments . . .”

Response 9:          The disclosure has been revised to clarify the above-referenced sentence.

Comment 10.        Change the introductory clause following the sub-caption “Prospectus Summary — The Fund’s Investments” consistent with the following:  “The Fund’s investments will include . . .”

Response 10:        We respectfully acknowledge your comment; however, we believe that such change would be misleading to investors.  While the Fund intends to invest primarily in equity securities of companies operating in frontier emerging market countries and comply with its 80% policy under normal market conditions, the Fund may, but is not required to, invest in all the investments listed in the prospectus at all times.

Comment 11.        Disclosure sub-captioned “Prospectus Summary—The Fund’s Investments—Other Investment Companies” indicates that the Fund may invest in other open- and closed-end investment companies, including exchange traded funds.  Clarify whether these investments may include hedge funds.

Response 11:        The disclosure has been revised accordingly.

Comment 12.        Disclosure in the first paragraph of the discussion sub-captioned “Strategic Transaction,” mentions that:  “To the extent that the Strategic Transactions used by the Fund are linked to the performance of equity securities of companies operating in frontier emerging market countries, they will be counted toward the 80% policy described under “—Investment Objective and Policies.”  Add disclosure here or below regarding how closely the strategic transactions need to be linked to the performance of the equity securities of a company in a frontier emerging market country.  For example, must the performance measurements or parameters be exact?  What performance measures are used?  Which entities write the strategic transaction in which the Fund invests?  Are the strategic transactions customized contracts or regularly traded.

Response 12:        In the release adopting Rule 35d-1, the Staff of the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13.  In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from strategic transactions to its 80% “names rule” basket only if the exposure has economic characteristics similar to equity securities of frontier emerging market issuers.  For example, the Fund may count the notional value of a futures contract on an equity security of a company operating in a frontier emerging markets country towards its 80% “names rule” basket.  We have revised the Fund’s disclosure to more closely adhere to the Commission’s guidance on this point.

Comment 13.        Disclosure sub-captioned “Principal Risks of the Fund—Concentration Risk” states that:  “. . . the Fund, at all times, will be required to invest 25% or more of its total

July 15, 2008

assets in the securities of issuers in the banking industry,” but goes on to state that:  “Because the Fund’s investments may be concentrated in the banking industry . . .”  (Emphasis added.)  Similar disclosure appears in other places in the filing.  Conform this disclosure with the Fund’s fundamental policy to concentrate its investments in the banking industry.

Response 13:        The disclosure has been revised accordingly.

Comment 14.        The sub-caption “Convertible Securities Risks” discusses the Fund’s investments in convertible securities.  The fourth paragraph references such investments that are exchangeable or synthetic.  If the discussion in earlier paragraphs applies to these securities as well, revise the discussion to make that clear.  If not, and if these investments are material, revise the discussion regarding exchangeable and synthetic convertible securities so as to provide a fuller discussion of applicable strategies and risks.

Response 14:        The disclosure has been revised to clarify that the discussion in the earlier paragraphs applies to synthetic and exchangeable convertible securities as well.

Comment 15.        Revise the discussion sub-captioned “Principal Risks of the Fund—Risks of Investing in Other Investment Companies” so as to indicate that closed-end funds typically trade at a discount.

Response 15:        The disclosure has been revised accordingly.

Comment 16.        With respect to the next sub-caption, “Exchange-Traded Funds,” if no equity frontier emerging market ETFs currently exists disclose that fact.  Otherwise, provide information to the staff regarding the number of such funds.

Response 16:        There are existing ETFs and ETFs in registration, including ETFs advised by Claymore, PowerShares, Wisdom Tree, State Street and Van Eck, that invest or will invest in frontier emerging market countries.

Comment 17.        The sub-caption “Risks of Engaging in Strategic Transactions” discusses, among other things, P-notes and CFDs.  Please clarify that P-notes are participation interest notes.  Revise the discussion by adding disclosure delineating the issuers and structure of such notes, their liquidity and marketability, any standards for the creditworthiness of the issuers of these notes, the manner in which they are “linked” to an instrument or market, whether they are pooled instruments and any other material aspects of their structure or related risks.  To the extent this disclosure describes the features of P-notes and CFDs, that disclosure should appear earlier under the Fund’s discussion of strategy.  Further, with respect to CFDs, does the Fund only purchase a CFD with a right to receive payment or may the Fund enter into a CFD with a potential obligation to pay?

Response 17:        The disclosure has been revised accordingly.  In addition, the Fund will only purchase, and not sell, CFDs.

July 15, 2008

Comment 18.        Similarly, with respect to the discussion in the next sentence, clarify, if accurate, that CFDs trade over the counter and not on any exchange.

Response 18:  The disclosure has been clarified to note that CFDs trade over the counter and not on any exchange.

Comment 19.        Revise the discussion sub-captioned “Repurchase Agreements Risk” to reflect any applicable percentage limit regarding the Fund’s investments in such instruments.

Response 19:  The disclosure has been revised accordingly.

Comment 20.        Add the substance of the disclosure sub-captioned “Non-Diversification” to the prospectus cover page.

Response 20:        We respectfully acknowledge the comment; however, beyond noting that the Fund is non-diversified on the cover page, Form N-2 does not require additional disclosure to this effect.  In addition, industry practice does not include such a discussion.

Comment 21.        The summary contains a discussion sub-captioned “Risks of Lending Portfolio Securities.”  The strategy of engaging in these transactions should be discussed in the summary, consistent with the way you have formatted discussion of this topic in the main body of the prospectus.  That discussion should specifically mention any applicable percentage limit regarding these transactions.

Response 21:        The disclosure has been revised accordingly.

Comment 22.        Revise the fee table as follows:  (i) move the paragraph which follows the Annual Expenses segment of the table so as to precede the table or follow the example (See General Instruction 1 to Item 3, Form N-2), and (ii) explain to the staff whether the statement in footnote 3 indicating that the estimate of acquired fund fees and expenses covers the first fiscal year also covers the first twelve months of operations.  In addition, with respect to the statement in footnote 1 to the effect that the adviser has agreed to pay all organizational expenses, confirm that there will be no subsequent reimbursement by the Fund.

Response 22:  The disclosure has been moved accordingly.  Footnote 3 has been deleted because the estimated acquired fund fees and expenses are expected to be less than 0.01% in the Fund’s first fiscal year.  The Adviser will not be reimbursed for the payment by the Adviser of organizational expenses.

Comment 23.        Disclosure captioned “The Fund’s Investments—Investment Objective and Policies” states:  “The Fund initially intends to invest less than 25% of its net assets in a single country; however, the Fund’s organizational documents provide no limit on the percentage of the Fund’s net assets that may be invested in a single country.”  Disclose the risks of investing without limit in any emerging market country.  What disclosure will the Fund make in the event it invests more than 25% in one country?

Response 23:  The disclosure has been revised accordingly.  To the extent that the Fund invests more than 25% of its assets in any one country, such fact will be reported in the financial statements included in the Fund’s next subsequent annual or semiannual reports

July 15, 2008

to stockholders.  To the extent that the Fund issues a subsequent prospectus, the Fund will add disclosure to this effect along with the risks of investing in the country.

Comment 24.        Later disclosure under the sub-caption “Strategic Transactions” discloses that:  “The Fund may also invest in futures and forward contracts.”  Disclose the type of securities that underlie these instruments.  The second paragraph under this sub-caption states that:  “The Fund will comply with applicable regulatory requirements when implementing these strategies, techniques and instruments.”  Add a brief statement regarding the most salient requirements of such regulations.

Response 24:        The disclosure has been revised to note that the Fund may invest in futures based on country indexes, industries and sectors, individual stocks and currencies, and in currency futures and forward contracts.  A discussion of the most salient requirements of such regulations is currently included in the prospectus under the section titled “The Fund’s Investments—The Fund’s Investment Strategy—Portfolio Composition—Use of Segregated and Other Special Accounts.”

Comment 25.        Disclosure sub-captioned “Participation Notes” indicates that:  “P-notes are issued by banks or broker-dealers that are designed to replicate the performance of foreign companies or foreign securities markets and can be used by the Fund as an alternative means to access the securities market of a frontier emerging market country.”  (Emphasis added.)  Unless already discussed, disclose the features of P-Notes enabling these instruments to replicate individual companies or entire markets.

Response 25:  The above-referenced disclosure has been clarified.

Comment 26.        The next sub-caption discusses “Contracts for Difference.”  Explain how these instruments are valued on the books of the Fund.

Response 26:        A CFD is a privately negotiated contract between two parties, buyer and seller, stipulating that the seller will pay to or receive from the buyer the difference between the nominal value of the underlying instrument at the opening of the contract and that instrument’s value at the end of the contract.  The underlying instrument may be a single security, stock basket or index.  A CFD is usually terminated at the buyer’s initiative.  Therefore, CFDs shall be valued based on the current valuation of the underlying security.

Comment 27.        With respect to disclosure sub-captioned “Limited Partnerships,” briefly describe any limitations regarding such investments, e.g., may the Fund acquire any type or amount of such instruments, or might the Fund include interest in companies engaged in exploration for oil, gas or other commodities.

Response 27:        The Fund does not currently intend to invest more than 10% of its total assets in limited partnerships and does not intend to invest in limited partnership interests of companies engaged in exploration for oil, gas and other commodities.

July 15, 2008

Comment 28.        With respect to the later disclosure regarding the lending of portfolio securities, advise the staff whether there is much of a demand to borrow frontier emerging market equity securities.

Response 28:        There is currently limited demand for securities lending in frontier emerging market countries; however, we anticipate that the demand for securities lending may increase in the future consistent with the demand for securities lending in more developed emerging market countries.

Comment 29.        Disclosure captioned “Principal Risks of the Fund—Exchange-Traded Funds” discusses the risks related to these instruments.  Add disclosure at an appropriate location indicating whether the Fund acquires ETFs on the exchange or by acquiring creation units.

Response 29:        The Fund will principally buy ETFs in the secondary market on an exchange, but may avail itself of purchasing creation units to the extent that it is economically beneficial.  We have added disclosure to this effect.

Comment 30.        Fundamental Investment Restrictions 4 (borrowing) and 6 (senior securities) indicate that the Fund may engage in these activities to the extent permitted by the rules.  Explain what is permitted under these policies.  For example, how much may the Fund borrow under the 1940 Act.

Response 30:  A discussion of these policies is set forth under “The Fund’s Investments—The Fund’s Investment Strategy—Other Investments—Borrowings.”

Comment 31.        Revise the eighth paragraph under the discussion sub-captioned “Management of the Fund—Independent Directors and the Committees” so as to designate clearly the directors listed therein as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

Response 31:        The disclosure has been revised accordingly.

Comment 32.        Later disclosure sub-captioned “Portfolio Managers” states that:  “The Fund’s assets are managed within the Emerging Markets Equity team. . .  Certain other members of the team collaborate to manage the assets of the Fund, but are not primarily responsible for the day-to-day management of the Fund.” (Emphasis added.)  Explain whether the other persons who collaborate to manage the Fund are portfolio managers within your complex, and whether or not they are assigned to manage this Fund.  If so, explain why their collaborative efforts are deemed insufficient to require that they be listed among the Fund’s portfolio managers.

Response 32:        The unnamed members of the team who collaborate to manage the assets of the Fund will be portfolio managers and analysts within the Morgan Stanley Fund Complex.  We believe that the current disclosure complies with Item 21 of Form N-2, which only requires the disclosure of information on the portfolios managers that are responsible for the day-to-day management of the Fund’s portfolio.  While those unnamed members of the team may have some involvement in the management of the portfolio, they are not responsible for the day-to-day management of the Fund’s portfolio.  The Fund will update information regarding its portfolio managers as required by Rule 8b-16 under the 1940 Act.

July 15, 2008

Comment 33.        Reformat the first paragraph under the next sub-caption regarding other accounts managed by portfolio managers so as to present the information in tabular form.

Response 33:        We respectfully acknowledge the comment; however, we believe that the format of the current disclosure complies with Form N-2 and is not confusing to investors.

Comment 34.        The third paragraph of the discussion captioned “Net Asset Value” discusses, among other things, the circumstances which may lead the Fund to use fair value pricing.  However, in light of the Fund’s extensive investments in illiquid, junk, emerging, strategic and structured transactions, the disclosure does not convey adequately the true nature of the extent and importance of fair value pricing.  Please revise this disclosure accordingly.

Response 34:        The Fund will primarily invest in liquid, exchange traded equity securities of issuers operating in frontier emerging market companies.  Accordingly, we respectfully submit that the disclosure regarding the Fund’s valuation of securities and other instruments as set forth under “Net Asset Value” is sufficient.

Comment 35.        Disclosure captioned “Description of Shares—Preferred Shares” states:  “The Fund does not currently anticipate issuing any preferred shares.”  Confirm that this statement covers the first twelve months following the commencement operations, including the period covered by the fee table.

Response 35:        The Fund confirms that it does not currently intend to issue preferred shares and that the disclosure to this effect covers the first twelve months following the commencement of operation of the Fund, including the period covered by the fee table.

Part C

Comment 36.        Confirm that the signature of the officer signing on behalf of the Fund reflects the signature of that officer as opposed to the execution of the document on behalf of the Fund pursuant to a power of attorney.  If added pursuant to a power, provide the board resolution required by the rule.  See Rule 483(b) under the Securities Act.

Response 36:        The signature of the officer signing on behalf of the Fund reflects the signature of that officer and not any power of attorney.

July 15, 2008

Comment 37.        Disclosure in the third sentences of the third paragraph under “The Fund’s Investments—Portfolio Composition—Swaps” states that, “The Fund’s obligations under a swap agreement will be accrued daily (offset against any amounts owing to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash or liquid securities to avoid any potential leveraging of the Fund.  To the extent that these swaps, caps, floors and collars are entered into for hedging purposes, the Adviser believes such obligations do not constitute “senior securities” under the Investment Company Act and, accordingly, will not treat them as being subject to the Fund’s borrowing restrictions.”  Explain to the staff why swaps entered into by the Fund are not considered to be “senior securities.”

Response 37:        While we are not taking the view that swaps, caps, floors and collars would be deemed to be “securities” under the 1940 Act, these transactions would not raise “senior securities” issues for purposes of Section 18 of the 1940 Act because the Fund intends either to maintain a segregated account of cash or liquid assets or to “cover its derivative positions” as discussed in the disclosure above and consistent with Investment Company Act Release No. 10666 (Apr. 18, 1979) and Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987).

*  *  *  *  *  *  *  *

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6969, Stuart M. Strauss of Clifford Chance US LLP at (212) 878-4931 or Allison M. Harlow of Clifford Chance US LLP at (212) 878-4988.  Thank you.

Best regards,

/s/ Joseph C. Benedetti

Joseph C. Benedetti